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Baker & McKenzie
Level 27 AMP Centre
50 Bridge Street
Sydney, NSW 2000 Australia
ABN 32 266 778 912

Postal Address:
P.O. Box R126
Royal Exchange NSW 1223,
Australia

Tel: +61 2 9225 0200
Fax: +61 2 9225 1595
DX: 218 SYDNEY
www.bakermckenzie.com

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Washington, DC

February 25, 2011

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:     Mission NewEnergy Limited
           Registration Statement on Form F-1
           File No. 333-170471

Dear Mr. Ingram:

On behalf of Mission NewEnergy Limited (the “Company”), we enclose responses to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated January 7, 2011 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response.

The Company has responded to the Staff's comments either by revising the Company’s registration statement on Form F−1 to comply with the comment, providing an explanation if the Company has not so revised the registration statement or providing supplemental information as requested.

Set forth below are the Company's responses to the comments contained in the Comment Letter. The comments are retyped below for your ease of reference. We have included page numbers to refer to the location of the revised registration statement where the language addressing a particular comment appears.

Baker & McKenzie, an Australian Partnership is a member of Baker & McKenzie International, a Swiss Verein

In addition, we enclose five courtesy copies of Amendment No. 3 to the registration statement in connection with the proposed offering of ordinary shares of the Company. Amendment No. 3 has been filed today with the Commission via EDGAR. For your ease of reference, the courtesy copies have been marked to show changes to Amendment No. 1 to the registration statement filed with the Commission on December 23, 2010.

General

1.
We note your response to comment one of our letter dated December 3, 2010 and your statement that you are eligible for the exemption provided by Rule 168 of the Securities Act. However, we note that in order to be eligible for the exemption, you must either satisfy the public float threshold in General Instruction I.B.1. of Form F-3 or issue non-convertible investment grade securities meeting the provisions of General Instruction I.B.2 of Form F-3. See Rule 168(a)(2)(ii). In addition, we note that a communication containing information about the registered offering is excluded from the exemption provided by Rule 168. See Rule 168(c). In this regard, we note that the MD Address and 2010 Annual Report contain statements relating to your registered offering. Please provide us with a detailed legal analysis regarding (1) whether you are eligible to rely on Rule 168 of the Securities Act; and (2) the Securities Act implications of the specific statements made in the MD Address and 2010 Annual Report relating to the detailed description of your business and the industry, your planned areas of focus in 2011 and the current registered offering.

The Company respectfully advises the Staff that it believes the text of the address of its Managing Director made at its 2010 Annual General Meeting (the "MD Address") and the note of the Managing Director in its 2010 Annual Report (the "MD Note") are ordinary course communications of regularly released factual business and forward looking information and neither constitutes an offer of securities nor an attempt by the Company to condition the market for its initial public offering in the United States.

The Company notes the Staff's view that it may not satisfy the conditions under Rule 168(a)(2)(ii) of the Securities Act to avail itself of the safe harbor. However, as the Commission notes in SEC Release No. 33-8591, the safe harbors provided by Rules 168 and 169 "do not create a presumption that any communication that falls outside the safe harbor is an offer." While the Company may not be able to rely on the safe harbor provided by Rule 168 because it does not satisfy the requirements of Form F-3, that does not mean the MD Address or the MD Note constitute an offer of securities or conditioning the market for an offer. The purpose of the safe harbor provided under Rule 168 is "not to define when an offer is considered to occur in all cases.  As [the Commission] has noted, whether or not a communication that is outside the safe harbor would be an offer is a facts and circumstances determination."

The Company is listed on the Australian Securities Exchange (the "ASX") and subject to the Listing Rules of the ASX (the "ASX Listing Rules") and the Australian Corporations Act 2001 (the "Corporations Act").  ASX Listing Rule 3.1 provides that once an entity is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities, the entity must immediately file that information with the ASX.  Section 674 of the Corporations Act supports ASX Listing Rule 3.1 and provides that a listed disclosing entity is bound by a disclosure requirement in market listing rules. Section 677 of the Corporations Act provides that for the purpose of Section 674 a reasonable person would be taken to expect information to have a material effect on the price or value of shares of a disclosing entity if the information would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the shares.

The Company disclosed the business and forward looking information included in the MD Address, which was delivered in Australia, and the MD Note in compliance with these continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. In the Managing Director's address at the 2009 Annual Meeting filed with the ASX on October 26, 2009, he noted that, due to the success of a recent placement in the United States and the importance of U.S. biodiesel markets going forward, the Company was "contemplating a U.S. listing by mid 2010." The Company released a further announcement to the ASX on March 15, 2010 that first disclosed the Company's intention to list on NASDAQ. Under the continuous disclosure obligations of the ASX Listing Rules and the Corporations Act, the Company is obliged to keep the market informed of such future prospects and the Company's efforts to effect the U.S. listing. The information contained in the MD Address and the MD Note was merely a further update to the Company's shareholders as to the status of the intention to list on NASDAQ, particularly given a shareholder vote is required to enable the listing (as explained further below).

As noted in SEC Release No. 33-8591, the SEC recognized many years ago, ordinary factual business communications that an issuer regularly releases are not considered an offer of securities. As the Commission further notes in the release, "[w]here an issuer regularly releases forward-looking information in the ordinary course, . . [the Commission] believe[s] that the purpose of such communication is to keep the market informed about the issuer and its future prospects and, thus, the continued release or dissemination of this information in the ordinary course is not for the purpose of offering securities or conditioning the market for new issuance of the issuer's securities."

In each case, the noted disclosure in the MD Address and the MD Note is the same type of information that the Company has previously released or disseminated. Additionally, the release or dissemination of the disclosure in the MD Address or the MD Note is consistent in material respects in timing, manner and form with the Company's similar past release or dissemination of such information. The Managing Director addresses the shareholders at each annual general meeting in Australia and includes a note in each annual report. The MD Address and the MD Note was similar in scope to each address at the 2007, 2008 and 2009 Annual General Meeting and each note of the Managing Director in prior annual reports. After providing a detailed discussion of the business and the industry and reporting on the prior year, the Managing Director discusses the strategic objectives of the coming year.

With respect to the release or dissemination of the information, it is market practice in Australia for ASX-listed issuers to post all ASX filings on their corporate website in addition to filing electronically with ASX. Consistent with market practice and the practice taken with each prior annual report and address of the Managing Director, the MD Address and the 2010 Annual Report with the MD Note were posted on the Company's website. However, to address the concerns raised in the first comment letter and to evidence the efforts and intent to comply, the Company promptly removed the MD Address from its website.

Furthermore, the Company is required to seek shareholder approval of the public offering of the shares in the United States and the listing on NASDAQ (including the share consolidation required to meet the minimum trading price of NASDAQ). ASX Listing Rule 7.1 provides that a company must not, without the approval of shareholders, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. Shareholder approval for the share consolidation is required pursuant to Section 254H of the Corporations Act, which provides that a company may convert all or any of its shares into a larger or smaller number of shares by resolution passed at a general meeting. In order to comply with applicable laws in their home jurisdiction and to obtain the required shareholder approvals, the Company is required to disseminate information to its shareholders while its securities are "in registration" regarding the registered offering, the share consolidation and the listing that is requiring the consolidation. In addition to the disclosure in the MD Note and MD Address, a notice for the meeting to be held in March 2011 has been approved by ASX and has been disseminated to shareholders.

In conclusion, even though the Company may not be able to rely on the safe harbor Rule 168 because it does not satisfy the requirements of Form F-3, the disclosure included in the MD Address and the MD Note are ordinary course communications of regularly released factual business and forward looking information intended to ensure compliance by the Company with its obligations as an ASX-listed issuer under applicable law. Neither communication constitutes an offer of securities nor an attempt by the Company to condition the market for its initial public offering in the United States.

2.
We note your response to comment two of our letter dated December 3, 2010. Please advise us as to whether the share consolidation will be completed prior to the distribution of the preliminary prospectus to potential investors, and whether such preliminary prospectus will be revised throughout to reflect such share consolidation.

The Company respectfully advises the Staff that the share consolidation may not be completed prior to distribution of the preliminary prospectus.

We note that the Company would only undertake the share consolidation in order to meet NASDAQ's minimum trading price requirement. Without the share consolidation, the Company would not be able to list on NASDAQ because the current trading price of its shares on the ASX is below the minimum price requirement.

The Company expects the share consolidation to be effected after the distribution of the preliminary prospectus to potential investors but before pricing of the offering. Accordingly, the Company expects to revise the preliminary prospectus or issue a "free writing prospectus" when the share consolidation is effected.

We note that the share consolidation must occur prior to pricing of the offering and before the completion and distribution of the final prospectus.

3.	We note your revisions throughout the filing in response to comment seven of our letter dated December 3, 2010. We have the following comments:

•
We note your statement on page 50 that there will be a shortfall in biofuels supply through 2022 resulting in a shortfall volume for 2011 of 10.3 billion gallons, and that such statement is based on projections included in the 2010 Annual Energy Outlook prepared by the U.S. Energy Information Administration. We are unable to locate data supporting this statement in the materials you provided in the Annexure. Please advise.

Please see page 77 of the Annual Energy Outlook 2010 prepared by the U.S. Energy Information Administration in the attached Annexure A.

•
We note that the source you cite for the chart on pages 62-63 is "Bereens (2007); Johnson et. al (2007)." Please revise to state that the source is the 2009 report from the United Nations Conference on Trade and Development, as indicated by the materials you provided in the Annexure.

The source citation has been revised in response to the Staff's comment. See page 72.

•
We note that you include a parenthetical for the sources you cite throughout your prospectus stating that "More recent data may be available." Please either remove such disclaimer, as it suggests to investors that such data may not be reliable, or advise us as to the basis for your belief that such data remains reliable.

The disclosure has been revised throughout the prospectus in response to the Staff's comment.

•	Please remove all references to external websites, as you are not entitled to incorporate by reference.

All references to external websites have been removed in response to the Staff's comment.

•
Please disclose in your filing the dates of the sources you cite. As one example, we note that on page one, you have not provided a date for the first source cited in the Prospectus Summary under "Industry."

The disclosure has been revised throughout the prospectus in response to the Staff's comment.

•
We note your response that you do not believe a consent is required pursuant to Rule 436 of Regulation C for the data obtained from OPIS, which is a paid service, because you analyzed the information provided by OPIS to prepare the relevant disclosure, graphs and statistics. We continue to believe that a consent may be required as the disclosure is based on data that is not available to the public for free or at a nominal cost. Alternatively, you may remove the reference to the third party and attribute the applicable information to you, based on your own research. See Question 233.02 of the Compliance and Disclosure Interpretations for Securities Act Rules and Rule 436 of Regulation C.

All references to OPIS have been removed throughout the prospectus in response to the Staff's comment and the applicable information attributed to the Company.

Prospectus Summary, Page 1

4.
We note your response to comment 15 of our letter dated December 3, 2010. Please further revise your summary to clarify (1) that you have not begun producing commercial quantities of Jatropha-based biodiesel as of the date of this prospectus, and (2) the date that you expect to be able to produce commercial quantities of Jatropha-based biodiesel.

The disclosure has been revised in response to the Staff's comment. See page 4.

5.
We note that in response to comment 16 of our letter dated December 3, 2010, you have replaced "cumulative productive acreage" with "existing productive acreage." However, as currently drafted, such disclosure suggests that you are referring to both your existing productive acreage and acreage that you intend to acquire, but do not own as of the date of this prospectus. Please revise your disclosure on page 2 to clarify. If the reference to "existing productive acreage" is correct, please advise us as to how this differs from your description of the amount you will be able to produce from your "existing productive acreage" as described under the heading "[w]e have a captive supply of cost competitive feedstock that does not compete with food crops."

The disclosure has been revised in response to the Staff's comment. See page 2.

6.	We note that you refer to the National Renewable Fuel Standard as both "RSF2" and RFS2." Please be consistent in your use of defined terms throughout your prospectus.

The disclosure has been revised throughout the prospectus in response to the Staff's comment to consistently use the term "RFS2."

7.
We note your revised disclosure on page 4 under "Access to renewable stable priced feedstock." In particular, you note that "available quantities of food-based feedstock are insufficient to meet the quantities of biofuels mandated by governments for future use." Please clarify whether the feedstock itself is unavailable, or whether it is the price of the feedstock that is the limiting factor in producing biofuels.

The disclosure has been revised in response to the Staff's comment. See pages 4 and 5.

8.
We note your disclosure under "Our Corporate History" stating that Mission Biofuels Sdn Bhd owns your second biodiesel refinery. Please clarify whether this subsidiary owns the second biodiesel refinery, or if instead title to the refinery has not yet been transferred, as suggested on page 2 and elsewhere in your prospectus.

The disclosure has been revised in response to the Staff's comment. See page 6.

Risk Factors, page 10

If palm oil or Jatropha oil is not approved as a feedstock under Renewable Fuels Standard 2 . . ., page 11.

9.	We note your disclosure that you expect the approval of palm-based biodiesel under the National Renewable Fuel Standard by December 31, 2010. Please update the status of such approval.

The disclosure has been revised in response to the Staff's comment. See pages 12 and 13.

We have experienced and may in the future experience volatile capacity utilization . . ., page 14.

We have suffered and may continue to suffer low capacity utilization . . ., page 14.

10.
We note your revisions in response to comment 25 of our letter dated December 3, 2010. However, we note that your revisions do not address your dependence on any particular customer aside from Valero, despite your statement that you do "not [convert] palm oil to biodiesel unless [you] have a committed contract customer willing to accept pricing based on [y]our cost of purchasing foodstock and earning a positive margin from refining." Given that in fiscal 2009 and fiscal 2010, one European customer accounted for over 82% of your biodiesel sales, and that you will not be able to make any sales to Valero until palm oil and Jatropha oil are approved under the National Renewable Fuel Standard, please add a risk factor disclosing your historical dependence on such European customer and that your contract with such customer has expired.

The disclosure has been revised in response to the Staff's comment. See page 14.

We may have difficulty obtaining or maintaining all the required licenses . . ., page 14.

11.
We note your revisions in response to comment 36 of our letter dated December 3, 2010. Please further revise your disclosure to disclose specific material licenses or permits that you are in the process of applying for, if any, and the status of the approval process for such licenses or permits.

The disclosure has been revised in response to the Staff's comment. See page 18.

Our financial performance may be adversely affected by fluctuations in exchange rates, page 17.

12.
We note your revised disclosure in response to comment 39 of our letter dated December 3, 2010. To the extent of any direct hedging losses that you reference were material, please quantify such losses.

The Company notes that the hedging losses have been minimal and are not material in nature.

We may be unable to obtain adequate financing . . ., page 18.

13.
We note your revisions in response to comment 40 of our letter dated December 3, 2010. Please revise your disclosure to specify whether you also intend to seek shareholder approval of the 50-1 share consolidation at your general meeting in January 2011, and if not, when you expect to seek such approval.

The disclosure has been revised in response to the Staff's comment. See page 20.

14.
As noted in comment 23 of our letter dated December 3, 2010, this risk factor appears to address multiple, distinct risks. Please revise this risk factor to present each distinct risk in a separate risk factor.

The disclosure has been revised in response to the Staff's comment. See pages 20 and 21.

We face significant competition from existing and new competitors . . ., page 18.

15.
We note your revisions in response to comment 43 of our letter dated December 3, 2010. However, your revised disclosure addresses only competing technologies as opposed to "existing and new competitors." To the extent material, please discuss such competition from existing competitors and discuss any expectations that existing competitors may increase operations or new competitors may enter the market, including any material impact this would have on you.

The disclosure has been revised in response to the Staff's comment. See page 22.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36.

16.
We note your revisions in response to comment 45 of our letter dated December 3, 2010, and your statement that you have "already crushed and exported commercial quantities of Jatropha oil, but [you] have not yet produced a commercial quantity of Jatropha based biodiesel." Please add disclosure in your business section, or elsewhere as appropriate, to discuss the significance of the commercial quantities of Jatropha oil, including where you exported the Jatropha oil and the revenue generated from such commercial quantities of Jatropha oil.

The disclosure has been revised in response to the Staff's comment. See page 4.

17.
We note your revisions in response to comment 46 of our letter dated December 3, 2010. However, we note that you deleted the discussion of pricing spreads in the forward market versus the spot market, and now only state that you have been successful in arranging positive-margin spot contracts. Please revise your disclosure to explain the spot market in terms that investors will understand, and explain the significance of the fact that you have previously arranged for spot contracts and "anticipate that there will be opportunities to do so in the coming fiscal years."

The disclosure has been revised in response to the Staff's comment so that references to the pricing spreads in the forward market versus the spot market, as well as any discussion of the significance of spot contracts, have been removed throughout the prospectus.

18.
We note your revisions on page 37 stating that your Jatropha feedstock contract farming operations are still in the development stage because they are "not yet producing quantities of Jatropha crude oil that allow [you] to continually run [y]our biodiesel refineries." Please revise your disclosure to disclose how often you are able to run [y]our biodiesel refineries based on your current production of Jatropha crude oil, and when you expect that you will be able to "continually" run such refineries.

The disclosure has been revised in response to the Staff's comment. See page 4. However, the Company notes that to disclose when it expects it will be able to "continually" run its refineries amounts to a very specific production projection that it is unable to make at this time.

Comparison of Results of Operations, page 39 Fiscal 2009 compared with fiscal 2008, page 40

19.
We note that in response to comment 52 of our letter dated December 3, 2010, you state that the reference to production volumes in 2010 was erroneous. However, we note on page 43 that you continue to state that the cost of growing your biological assets decreased from fiscal year 2008 to fiscal year 2009 "attributed to lower production volumes in 2010." Please revise your disclosure accordingly.

The disclosure has been revised in response to the Staff's comment. See page 50. The Company respectfully advises the Staff that the reference to production volumes in 2010 was erroneous and has been amended to 2008.

Liquidity and Capital Resources, page 42

20.
We note your response to comment 53 of our letter dated December 3, 2010. However, your "Overview" section does not address the particular factors discussed in Note 5 to your financial statements, including that your ability to continue as a going concern is dependent upon your ability to collect amounts owed to you under your receivables and to defer the capital commitment relating to the second biodiesel plant. Please include a revised discussion of such factors as part of your Liquidity and Capital Resources section.

The disclosure has been revised in response to the Staff's comment. See pages 53, 54 and 56.

21.
We note your revisions in response to comment 54 of our letter dated December 3, 2010. Please further revise your disclosure to clarify whether the only financial or operating covenants that you believe are reasonably likely to limit your ability to undertake financing to a material extent are the two covenants discussed in the revised disclosure. Further, please disclose your current position in relation to such covenants. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The disclosure has been revised in response to the Staff's comment. See page 55.

22.
We note your revisions in response to comment 55 of our letter dated December 3, 2010. Please revise your disclosure to specify how you plan to fund the amount you will owe upon transfer of the second biodiesel refinery, including whether such payment is dependent upon the completion of this offering.

The disclosure has been revised in response to the Staff's comment. See page 55.

Our Industry, page 49

23.
We note your response to comment 58 of our letter dated December 3, 2010, however it does not appear that you have revised your disclosure to provide context for certain terms, including "base catalyzed transesterification," "BPAC-AGQM technical standard biodiesel," and "solvent extraction technique." Please revise your disclosure accordingly.

The disclosure has been revised in response to the Staff's comment. See pages 60 and 68.

24.
We note your revisions in response to comment 61 of our letter dated December 3, 2010. However, your disclosure on page 51 continues to state that "[d]etailed analyses are currently being progressed to demonstrate that-palm and Jatropha are able to meet [the National Renewable Fuel Standard] requirements." Such disclosure suggests that palm oil and Jatropha oil will be approved under such requirements. Please revise your disclosure to indicate who is conducting such analyses, and to clearly state that palm oil and Jatropha oil are not, and may not be, approved under the National Renewable Fuel Standard requirements.

The disclosure has been revised in response to the Staff's comment. See page 64.

Business, page 57 Overview, page 57

25.
We note your response to comment 66 of our letter dated December 3, 2010. Please revise your disclosure to disclose the basis for the statements regarding your competitive condition as required by Item 4.B.7. of Form 20-F. Please also confirm that the 2008 report entitled "Global Market Study on Jatropha" is widely available to the public.

The disclosure has been revised in response to the Staff's comment. See page 68. The Company respectfully advises the Staff that the "Global Market Study of Jatropha" is widely available to the public and can be easily sourced on the internet.

By-product value realization, page 72

26.
We note your revised disclosure in response to comments 73 and 74 of our letter dated December 3, 2010. However, it remains unclear how the bio-fertilizer prices cited relate to the scenario analysis shown in the chart on page 72. Please clarify whether the bio-fertilizer prices were used to determine the estimated seed cake margin that may be realized, or if not, please revise your disclosure to explain the significance of such prices.

The disclosure has been revised in response to the Staff's comment. See page 81.

Refining Factor Inputs, page 72

27.
We note your response to comment 78 of our letter dated December 3, 2010. We continue to believe that given that the customer accounted for 82% of your biodiesel sales in fiscal years 2009 and 2010, disclosure of the identity of the customer is material information that is required to be disclosed. We note your statement that the contract with this customer has expired, however, given your past dependence on such customer, and your disclosure on page 14 that you do not convert palm oil to biodiesel unless you have a committed contract customer willing to accept pricing based on your cost of purchasing foodstock and earning a positive margin from refining. Please clearly revise your disclosure here, and elsewhere throughout the prospectus as appropriate, to clarify that your contract with this customer has expired and that, if true, the only other contract customer you currently have is Valero.

The disclosure has been revised in response to the Staff's comment. See pages 13, 14 and 88.

Plant Utilization & Operating History, page 78

28.
We note your revised disclosure stating that despite the fact the one customer contributed over 82% of your biodiesel sales in fiscal years 2009 and 2010, you believe that in the periods in which you sold product to your primary customer, you could have consummated sales to other counterparties, and that you are not significantly dependant on any single customer. Please reconcile this disclosure with your disclosure on page 14 as noted in the comment above.

The disclosure has been revised in response to the Staff's comment. See page 13.

Strategic long term offtake agreement, page 79

29.
We note your revised disclosure in response to comment 81 of our letter dated December 3, 2010. Please further revise your disclosure to disclose any consideration passing to or from you in connection with the contract (aside from the warrants), and the material terms and conditions of the contract, including terms that condition performance of the contract on the approval of palm-based biodiesel under the National Renewable Fuel Standard. See Item 10.C. of Form 20-F.

The disclosure has been revised in response to the Staff's comment. See page 89.

30.
We note that your agreement with Valero included an equity arrangement whereby you issued to Valero 81.41 million warrants providing Valero with the right to purchase up to 25% of the company, but that Valero did not exercise the warrants and the expired on August 31, 2010. Please supplementally advise us as to the reason(s) that Valero decided not to exercise such warrants and provide prominent disclosure in the forepart of the prospectus addressing the fact that your key collaborative partner expressly declined to acquire a significant equity stake in the company under the terms of the Agreement.

The Staff's comment is duly noted. The Company is not in the position to provide and assume disclosure liability for the commercial rationale behind Valero's decision not to exercise the warrants. The disclosure has been revised, however, to prominently disclose in the forepart of the prospectus that Valero expressly declined to exercise the warrants. See page 89.

Corporate History and Development, page 79

31.
We note your revised disclosure in response to comment 84 of our letter dated December 3, 2010. Please revise your disclosure to include a description of your principal capital expenditures and divestitures since the end of your last fiscal year to the date of the prospectus. See Item 4.A.5. of Form 20-F.

The disclosure has been revised in response to the Staff's comment to include the Company's applicable discussion of capital expenditures and divestitures. See page 91.

Employees, page 82

32.
We note your revised disclosure in response to comment 86 of our letter dated December 3, 2010. Please revise your disclosure to disclose the number of temporary employees you employed on average during the most recent financial year. See Item 6.D. of Form 20-F.

The disclosure has been revised in response to the Staff's comment. See pages 93 and 94.

Revenue and Other Income, page F-14

33.
We have read your response to comment 101 from our letter dated December 3, 2010. You state on page 39 that you recognize revenue in your feedstock segment in two primary phases. The first phase recognizes the change in fair value in other income of the Jatropha saplings where you grow saplings from seeds in your own self managed nurseries. You disclose that the seeds germinate into saplings and are then sold (at principally the same value as the fair value) to contract farmers and the fair value of the biological assets is recognized at this point in time. Please tell us whether you are applying the guidance of paragraph 13 of IAS 41 that states that agricultural produce harvested from an entity’s biological assets shall be measured at its fair value less costs to sell at the point of harvest. If so, please tell us the factors you considered in concluding that you satisfied the definition of “harvest” (as defined by paragraph 5 of IAS 41 as the detachment of produce from a biological asset or the cessation of a biological asset’s life processes) at the point the saplings are sold.

Specifically, we note the saplings grow from germinated seeds and at the point of sale we assume you are not detaching the sapling from the seed, as the sapling is the seed.

Given this, please tell us whether the sapling would be considered a sale of a biological asset rather than agriculture produce.

However, if you are applying the guidance of paragraph 12 of IAS 41 that states that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell, unless the fair value cannot be measured reliably, please tell us why you recognized the change in fair value in other income upon the sale of the saplings to the farmers.

As part of your analysis of revenue recognition in your response letter you use the term “on-sold” please tell us what you mean by this term.

You state on page 39 that you do not recognize revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice. Since you are not recognizing revenue from the sale of the sapling please tell us when you recognize cost of sales related to these saplings in income and describe the items included in cost of sales.

Furthermore, if you are not recognizing revenue when the saplings are sold to farmers please tell us the source of the receivable you recorded related to the saplings and please provide the journal entries made to record your receivable so that we may better understand your accounting. Please also include the journal entries made to remove the receivable once collected…

…and address whether you are repaid in cash, seeds or some other form of payment.

You state on page 39 that when the biological assets are sold and delivered to the contract farmer the saplings are derecognized as biological assets at this point in time. Please tell us the journal entries that you made to derecognize your biological asset so that we may better understand your accounting.

Also, since you state you derecognized your biological asset are you applying the guidance of IAS 39. If so, please tell us the factors you considered in concluding that you met the requirements of paragraph 17 of IAS 39 for de-recognition.

You disclose on page 39 that when the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost. However, you disclose on page 58 that you provide long-term support to your farmers to implement sound agronomy practices through the Jatropha plant life-cycle and help them secure financing. Please tell us whether this involvement contradicts your revenue recognition policy and your ability to recognize revenue and derecognize your biological asset.

Furthermore, please tell us whether you have other contracted or uncontracted obligations to the farmers. If so, please describe these obligations and the impact to revenue recognition and your ability to derecognize your biological asset.

Please tell us and disclose in your revised filing whether you are obligated to pay any banks for defaulted loans by your farmers. If so, please update your off-balance sheet arrangements disclosure if applicable.

You state in your response letter that due to the slow receipt of monies that a material portion of your receivables were re-classified as non-current receivables. Please revise your filing to separately present receivables related to your Jatropha operations for all periods presented.

Furthermore, it appears that you collected your 2009 long-term trade and other receivable balance of $11.6 million, as the balance is zero as of June 30, 2010.

Please tell us and quantify amounts collected related to your Jatropha operations. Please revise your filing to disclose in your liquidity section in MD&A your standard payment terms. Please also clarify in your disclosure situations where the farmers are not required to pay you (i.e. if a farmer purchases saplings from you but 90% of the saplings die after purchase, would the farmer be required to pay you the full purchase price of the saplings received or the purchase price for the saplings that survived). We note on page 66 that you state that of the 321,383 acres of Jatropha under contract as of September 15, 2010 that only 179,325 were productive acres under cultivation. Given that approximately 56% of the acres are productive please revise your filing to include a discussion in MD&A whether you expect this to negatively impact your liquidity.

We note as part of your response that you state the receivables held on your balance sheet as of June 30, 2010 represents the Boards’ assessment of the value of receivables anticipated to be collected from contract farmers who will utilize the bank loans. Please tell us how you account for and record receivables from farmers that choose not to use bank funding.

Please provide us the contract for the sale of saplings to farmers and the contract for the sale of seeds from the farmers to you.

The disclosure has been revised in response to the Staff's comment. See pages 40–45 and 47–48.

In addition, the Company has replied to specific portions of comment 33 in Schedule 1.

Exhibits

General

34.
We note your response to comment 107 of our letter dated December 3, 2010 that you intend to file a confidential treatment request relating to the Valero offtake agreement. We will review such confidential treatment request and will issue comments, if any, in a separate letter. Please note, all comments on the confidential treatment request must be cleared before we can declare the registration statement effective.

The Staff's comment is duly noted.

35.
We note that in response to comment 108 of our letter dated December 3, 2010 you state that you believe the contract with your customer who accounted for 82% of your biodiesel revenue is an "ordinary course contract." Please tell us why, notwithstanding that the contract was entered into in the ordinary course of business, the contract is not one upon which your business was substantially dependent such that the contract should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Staff's comment is duly noted and the contract has been filed as Exhibit 10.15 with Amendment No. 3 to the Registration Statement.

36.	We note that Cargill has historically supplied 95% of your crude palm oil. Please file any written agreements with this supplier or explain why you are not required to do so.

The Staff's comment is duly noted and the contract has been filed as Exhibit 10.14 with Amendment No. 3 to the Registration Statement.

Exhibits 8.1 and 8.2

37.
We note that counsel has provided short-form tax opinions with respect to the material Australian and U.S. federal income tax consequences of an investment in your ordinary shares. As counsel is providing short-form opinions, please revise your prospectus disclosure for the material Australian and U.S. federal income tax consequences to set forth counsel's opinions as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth counsel's opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. To the extent tax consequences are uncertain and counsel is not able to render a "will" opinion, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The revised discussion should also clearly state that the discussion is counsel's opinion.

The disclosure has been revised in response to the Staff's comment. See pages 115 and 120.

38.
Please have counsel revise Exhibits 8.1 and 8.2 to consent to the prospectus discussion of its opinion, in addition to its consent to the reproduction of the opinion as an exhibit and being named in the registration statement.

The exhibits have been revised in response to the Staff's comment.

*          *          *          *          *

Please fell free to contact the undersigned at the number or email address below with any comments or questions you may have regarding this letter.

Yours sincerely,

/s/ Andrew Reilly

Andrew Reilly
Partner
+61 2 8922 5436
andrew.reilly@bakermckenzie.com

Enclosures

cc:	Erin Jaskot, Staff Attorney
Tracey McKoy, Staff Accountant
Al Pavot, Staff Accountant
(Securities and Exchange Commission)

Nathan Mahalingam, Chief Executive Officer
Guy Burnett, Chief Financial Officer
(Mission NewEnergy Limited)

Yvan-Claude Pierre, Partner
(DLA Piper LLP (US))

Carina Becker, Associate Director
(Grant Thornton Audit Pty Ltd)

SCHEDULE 1

SEC comment 33 has been broken up into smaller questions or comments below., along with the corresponding responses.

We have read your response to comment 101 from our letter dated December 3, 2010.  You state on page 39 that you recognize revenue in your feedstock segment in two primary phases.  The first phase recognizes the change in fair value in other income of the Jatropha saplings where you grow saplings from seeds in your own self managed nurseries.  You disclose that the seeds germinate into saplings and are then sold (at principally the same value as the fair value) to contract farmers and the fair value of the biological assets is recognized at this point in time.

33.1           Please tell us whether you are applying the guidance of paragraph 13 of IAS 41 that states that agricultural produce harvested from an entity’s biological assets shall be measured at its fair value less costs to sell at the point of harvest.  If so, please tell us the factors you considered in concluding that you satisfied the definition of “harvest” (as defined by paragraph 5 of IAS 41 as the detachment of produce from a biological asset or the cessation of a biological asset’s life processes) at the point the saplings are sold.

33.2           Specifically, we note the saplings grow from germinated seeds and at the point of sale we assume you are not detaching the sapling from the seed, as the sapling is the seed.

33.3           Given this, please tell us whether the sapling would be considered a sale of a biological asset rather than agriculture produce.

33.4           However, if you are applying the guidance of paragraph 12 of IAS 41 that states that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell, unless the fair value cannot be measured reliably, please tell us why you recognized the change in fair value in other income upon the sale of the saplings to the farmers.

33.5           As part of your analysis of revenue recognition in your response letter you use the term “on-sold” please tell us what you mean by this term.

33.6           You state on page 39 that you do not recognize revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice.  Since you are not recognizing revenue from the sale of the sapling please tell us when you recognize cost of sales related to these saplings in income and describe the items included in cost of sales.

33.7           Furthermore, if you are not recognizing revenue when the saplings are sold to farmers please tell us the source of the receivable you recorded related to the saplings and please provide the journal entries (Refer to journal entries below - 33.7)  made to record your receivable so that we may better understand your accounting.

33.8           Please also include the journal entries made to remove the receivable once collected and address whether you are repaid in cash, seeds or some other form of payment (Refer to journal entries below – 33.8).

33.9           You state on page 39 that when the biological assets are sold and delivered to the contract farmer the saplings are derecognized as biological assets at this point in time.  Please tell us the journal entries that you made to derecognize your biological asset so that we may better understand your accounting (Refer to journal entries below - 33.9).

33.10           Also, since you state you derecognized your biological asset are you applying the guidance of IAS 39.  If so, please tell us the factors you considered in concluding that you met the requirements of paragraph 17 of IAS 39 for de-recognition.

33.11           You disclose on page 39 that when the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost.  However, you disclose on page 58 that you provide long-term support to your farmers to implement sound agronomy practices through the Jatropha plant life-cycle and help them secure financing.  Please tell us whether this involvement contradicts your revenue recognition policy and your ability to recognize revenue and derecognize your biological asset.

33.12           Furthermore, please tell us whether you have other contracted or uncontracted obligations to the farmers.  If so, please describe these obligations and the impact to revenue recognition and your ability to derecognize your biological asset.

33.13           Please tell us and disclose in your revised filing whether you are obligated to pay any banks for defaulted loans by your farmers.  If so, please update your off-balance sheet arrangements disclosure if applicable. You state in your response letter that due to the slow receipt of monies that a material portion of your receivables were re-classified as non-current receivables.  Please revise your filing to separately present receivables related to your Jatropha operations for all periods presented.

33.14           Furthermore, it appears that you collected your 2009 long-term trade and other receivable balance of $11.6 million, as the balance is zero as of June 30, 2010.

33.15           Please tell us and quantify amounts collected related to your Jatropha operations. Please revise your filing to disclose in your liquidity section in MD&A your standard payment terms.  Please also clarify in your disclosure situations where the farmers are not required to pay you (i.e. if a farmer purchases saplings from you but 90% of the saplings die after purchase, would the farmer be required to pay you the full purchase price of the saplings received or the purchase price for the saplings that survived).  We note on page 66 that you state that of the 321,383 acres of Jatropha under contract as of September 15, 2010 that only 179,325 were productive acres under cultivation.  Given that approximately 56% of the acres are productive please revise your filing to include a discussion in MD&A whether you expect this to negatively impact your liquidity.

33.16.        We note as part of your response that you state the receivables held on your balance sheet as of June 30, 2010 represents the Boards’ assessment of the value of receivables anticipated to be collected from contract farmers who will utilize the bank loans.  Please tell us how you account for and record receivables from farmers that choose not to use bank funding.

33.17          Please provide us the contract for the sale of saplings to farmers and the contract for the sale of seeds from the farmers to you.

RESPONSE TO COMMENT 33

In responding to the initial comments and questions from the Commission, it appears that the Company's explanation of the sequence of business operational activities and associated accounting journals has not been clear. The following timeline demonstrates these events and the associated accounting.

The analysis is separated into two sections;

•	Year 1 in the business lifecycle – which reflects the activities in growing and then distributing saplings to contract farmers; and

•	Year 2 -30 in the business lifecycle –which reflects the activities of receivable collection and seed procurement from the farmer.

Year 1 in the business lifecycle

Year 1
		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
		Procure seeds		Grow saplings in Missions nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
33.2, 33.3, 33.5, 33.7 and 33.9	Business operational activity
Seeds are purchased from the general market (note that these seeds have traditionally been  collected by local farmers from Jatropha plants growing in the wild)

Mission field staff signs a 30 year Contract Farming Agreement with prospective contract farmers.

Seeds are sown in nurseries. These seeds germinate and grow rapidly into saplings over a period of around three months (33.2).

During this time in the nursery, local labor is employed to tend to the growing saplings and water and fertilizer is applied.

Around mid July the rains start in India (locally called the monsoons). Saplings are then uprooted and transported to our contract farmers to be re-planted in the required wet conditions.

Thus Mission is selling its biological assets to the contract farmers, which we term “on-sold” (33.3 and 33.5).

Mission staff provide agronomy advise to contract farmers on matters such as; • Pruning • Weeding • Fertilizer application

Year 1
		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
		Procure seeds		Grow saplings in Missions nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
		Refer to Annexure B for a photo of a bag of seeds and a few loose seeds. Annexure C is a copy of the Contract Farming Agreement signed with each farmer.		Refer to Annexure D for a photo of a dense clump of Jatropha saplings growing in the nurseries and a sapling uprooted.

A Delivery Cum Demand Note (DCDN) is signed by the contract farmer accepting the delivery of the saplings. It is the farmer’s responsibility to plant and tend to the saplings in his own fields.

Mission transfers the risk and rewards of ownership of the sapling when delivered to the contract farmer and hence the biological asset is derecognized at this point in time (33.9).

The contract farmer signs the DCDN at the time of delivery which binds the farmer to becoming liable to pay Mission for these saplings and hence a receivable is recognized (33.7).

Refer to Annexure D for a photo of a sapling ready for distribution to contract farmers.
Mission staff starts communications with farmers and banks to initiate the bank loan process.
33.4	Biological asset and other income assessment	NA as the definition of a Biological Asset is not met1.
The saplings take around three months to grow to a stage where they are robust enough to be uprooted and transported to contract farmers.

When the sapling is deemed robust enough to survive uprooting and transportation to contract farmers, the recognition and measurement criteria of a biological asset are deemed to be met, and hence Mission recognizes a biological asset, with the associated contra journal entry crediting other income.

Due to the fact that Mission has uprooted and transferred ownership and responsibility of the saplings to the contract farmers, the biological assets are derecognized upon delivery to the contract farmer.
NA as Mission does not have the biological asset under its control.

1 IAS 41, Agriculture, paragraph 5, A biological asset is a living animal or plant.

Year 1
Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Procure seeds		Grow saplings in Missions nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process

Due to the relatively short growth period of the biological asset until uprooting and distribution to farmers (around three months) and the fact that the material growth in value occurs within one reporting period, Mission recognizes the value of the biological asset once, i.e. the fair value does not increase systematically over a number of reporting periods, and hence multiple tranches of fair value revenue booked to account.

Annexure F provides details on these recognition criteria. (33.4)

Year 1
		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
		Procure seeds		Grow saplings in Missions nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
33.4	Revenue recognition assessment	NA as no biological asset or sales made		The contra entry related to the recognition of the Biological asset is recognized in other income when the biological asset is recognized (33.4).
Mission does not recognize revenue when the saplings are delivered to the farmer, i.e. recognize the sales of saplings under IAS 18 Revenue.
The Board considered this matter and concluded that because other income from the change in fair value of the biological asset had already been recognized, the further recognition of revenue when the sapling was delivered to the contract farmer would result in revenue being recognized twice  in regard to the same sapling, which would not be showing the true and fair position of the financial transactions associated with the growing and ultimate sale of the saplings. Hence the Board elected to derecognize the biological asset and recognize a receivable on delivery of the sapling to the contract farmer.
NA
33.8	Receivables	N/A during this period as no deliveries of saplings has occurred to the contract farmers.		N/A during this period as no deliveries of saplings has occurred to the contract farmers.
A receivable is recognized at the point in time when the saplings are delivered to the contract farmer. The DCDN signed by the farmer confirms acceptance by the farmer for the saplings delivered, the price per sapling, and that the amount is due and payable to the company on companies demand. Refer to Annexure E for a sample of a DCDN (33.7).

Receivable remains in existence until paid in cash or offset through the future buy back of seeds from the farmer. (33.8) Please refer to the discussion below on the business activities from year 2 – 30 for further discussion on the recoverability of the receivable.

Year 1
		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
		Procure seeds		Grow saplings in Missions nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
33.6	Cost of sales	N/A because seeds purchased are recognized in inventory and held on balance sheet until distributed to the nurseries for growing saplings or to the crushing unit for oil extraction.
Costs incurred in growing the saplings include;
•Cost of seeds issued to the nursery,
•Water, labor and fertilizer.

All such costs are expensed to the profit and loss and shown as cost of sales. There are no elements of cost of sale expenses held on balance sheet to be expensed at a later point in time.
								Costs incurred in transporting the saplings to the contract farmers are expensed to the profit and loss as cost of sales.				N/A

33.7 and 33.9	Journal entries	Dr Seed inventory Cr Bank Being the purchase costs of seeds recognized as seed Inventory
Dr Cost of sales (COS) - seeds
    Cr Seed Inventory
Being the cost of seeds issued from stores to the nurseries

Dr COS – labor
Dr COS – water
Dr COS – fertilizer
Dr COS - rent
    Cr Cash
Being the costs incurred in growing the saplings

Dr Biological asset
   Cr Other income
Being the recognition of the biological asset and associated other income

Dr COS – Transport
   Cr Cash
Being costs incurred in delivering saplings to our contract farmers.

Dr Receivables
   Cr Biological Asset
Being de-recognition of the biological asset and recognition of a receivable. (33.7, 9)
												N/A	N/A

33.1 Harvest assessment

IAS 41, Agriculture, paragraph 5, defines harvest as “the detachment of produce from a biological asset or the cessation of a biological asset’s life processes”. Paragraph 13 states that “Agricultural produce harvested from an entity’s biological assets shall be measured at its fair value less costs to sell at the point of harvest. Such measurement is the cost at that date when applying AASB 102 or another applicable Standard.”

In Missions case, the detachment of produce from a biological asset would be the seeds produced by the Jatropha trees. Thus the provisions of IAS 41, paragraph 5 and 13, are not applicable to Mission. This is because at the point in time when the trees produce seeds, Mission has derecognized the biological asset, i.e. the contract farmer now owns and controls the Jatropha tree and would be the benefactor of any sale of such harvest.

Years 2 to 30 of the lifecycle with the contract farmer
The following table demonstrates the key activities (and associated financial impacts and journals) after saplings have been grown in Missions nurseries and then delivered to the contract farmers. The journals below also demonstrate the possible transactions that may occur if a contract farmer receives bank loan finance or does not.

Event	Year 2 - 5	Year 6 - 30
Business operational activities	Continued monitoring, agronomy support and assisting farmers to get bank loans	Continued monitoring, agronomy support, assisting farmers to get bank loans and purchase seeds. Seeds will be crushed to produce Jatropha crude oil and Jatropha seedcake.

	Condition of sapling/tree	Sapling grows steadily into a fruit/seed producing tree	Mature tree delivers fruit/seeds
33.8	Mission purchases seeds from the farmer. Mission can offset the purchase value payable to the contract farmers against any outstanding receivables (if any).
Minimal seeds produced during these initial years (see forecast yield ramp on page 68 of the F1). Mission buys whatever seeds are delivered to our warehouses, but volume expected to be low.

If the receivable is still outstanding, Mission has the right (in terms of the contract farming agreement, clause 6.2) to offset any amounts payable for the purchase of seeds against any outstanding receivable (33.8).

If a portion of the saplings/trees owned and managed were to die, Mission can still recover the full value of the receivable through the offset against purchase of seeds.

Mission buys seeds from farmers. Pricing is based on Schedule 2 of the contract farming agreement, (See Annexure C).

If the receivable is still outstanding, Mission has the right (in terms of the contract farming agreement, clause 6.2) to offset any amounts payable for the purchase of seeds against any outstanding receivable (33.8).

If a portion of the saplings/trees owned and managed were to die, Mission can still recover the full value of the receivable through the offset against purchase of seeds.

33.8	Mission assists the contract farmer in applying for the bank loans
If no bank loan has been applied for or granted the Mission team assist the contract farmer in arranging bank finance. A portion of the proceeds of the bank loan to the contract farmer is utilised to pay Mission for the outstanding receivable. Mission receives a fee to facilitate the bank loan process of around US$6 per loan. This value is recognized in other income and is not material to the groups revenue (33.8).
Bank loan activities may continue for a number of years. (33.8)

Impairment of receivables
The Board assesses the recoverability of the receivable based on an estimate of mortality of the saplings, as mortalities will affect seed yield, and hence reduce Missions ability to recover the receivable.

The Board assesses the recoverability of the receivable based on an estimate of mortality of the saplings, as mortalities will affect seed yield, and hence reduce Missions ability to recover the receivable.

	Revenue recognition	NIL
The Jatropha crude oil can be sold directly to the market and the revenue recognition principles of IAS 18 Revenue, will apply.

The seedcake produced can also be sold directly to the market and the revenue recognition principles of IAS 18, Revenue, will apply.

Journal entries
33.8	Initial offset of receivable against purchase of seeds (while receivable is outstanding), with subsequent purchases of seeds paid for in cash	Dr Seed Inventory Cr Receivable Being offset of purchase amount payable against the receivable2 (33.8)	Dr Seed Inventory Cr Receivable Being offset of purchase amount payable against the receivable (33.8)
		Dr Seeds inventory Cr Cash Being payment for seeds when receivable has been reduced to nil	Dr Seeds inventory Cr Cash Being payment for seeds when receivable has been reduced to nil
OR
33.8	Recovery of receivable through bank loan process	Dr Cash Cr Receivable Being cash received through farmer bank loan process	NA as receivable has been recovered.
		Dr Seed Inventory Cr Cash Being payment for seeds because the receivable has been reduced to nil	Dr Seed Inventory Cr Cash Being payment for seeds because the receivable has been reduced to nil

2 Mission has a legal right of offset in terms of the contract farming agreement, Appendix 2, clause 6C

Impairment of receivable	Dr Receivable impairment (Profit and Loss) Cr Provision for impairment (Balance Sheet) Being the provision of impairment of receivables based on an estimate of mortality	Dr Receivable impairment (Profit and Loss) Cr Provision for impairment (Balance Sheet) Being the provision of impairment of receivables based on an estimate of mortality

33.10. De-recognition of the biological asset.

The impacts of IAS 39, paragraph 17, have not been taken into account in the de-recognition of the biological asset as these provisions relate to the de-recognition of financial assets. However the provisions of paragraphs 10 – 25 (but in particular paragraph 10) of IAS 41, Agriculture, which gives guidance on the recognition of biological assets. This guidance has been applied in the de-recognition of the biological asset.

33.11. Assessment of the impact of long-term support by Mission to the farmers on revenue recognition.

The key element considered by the Board of Mission is assessing the appropriateness of revenue recognition was “whether the risks and rewards of ownership had passed to the contract farmer, and whether ongoing support provided by Mission implied an indirect involvement and hence responsibility towards the ownership of the saplings”.

The following clauses in the contract farming agreement are relevant in assessing this matter;

•
Clause 1 and 3 of the CFA confirms that the contract farmer (defined as the First part in the agreement) shall cultivate and produce the produce (defined as Jatropha seeds) – this confirms that the contract farmer has the responsibility towards management of the Jatropha trees.

•
Clause 4 states that the contract farmer agrees to adopt instruction practices. However it does not give Mission any right to enforce the practices, nor undertake the practices ourselves. The instruction practices relate to agronomy practices that we prefer the contract farmer to undertake which will improve seed yields in the future – thus Mission has no right or obligation to undertake and agronomy practices itself.

•
Clause 5 confirms that the framer has the obligation to deliver the seeds to Missions premises and Clause 6 confirms that Mission is only liable to pay for seeds harvested AND delivered – confirming that Mission has no right or obligation to ensure that the seeds are harvested or delivered to Missions premises, but merely an obligation to pay for seeds actually delivered.

•
Clause 6 B says the company will provide knowhow but will charge a fee of 10% of the value of seeds delivered to Mission and is collected at time when the seeds are physically procured– this further demonstrates the arms length nature of the transaction once the saplings have been delivered to the contract farmer.

•
Clause 10 confirms that Mission staff can monitor farming practices and check quality – However Mission has no obligation to undertake any farming practices if the practices conducted by the farmer are unsatisfactory.

In addition there is no legal obligation towards the contract farmers if the plants do not produce seeds as a result of either poor agronomy practice or from sapling/tree mortality.

Based on the above it can be seen that Mission has neither the right nor obligation to be directly involved in the daily agronomy practices to be conducted by the contract farmer, but merely an obligation to provide agronomy practice guidance and support to Missions contract farmers. Mission is paid for the agronomy practice guidance. Hence the Board concluded that the guidance and support obligations towards the contract farmers did not imply an ongoing involvement in the risks and rewards of ownership of the saplings/trees, and hence the full change in fair value of the biological asset could be recognized in other income.

33.12. Contracted or un-contracted obligations

Other than the obligations mentioned above, Mission has no other obligations to its contract farmers.

33.13. Mission’s obligation to pay the banks if the contract farmer defaults on loans.

Mission has no obligation to pay the banks if contract farmers default on their loans.

33.14. Analysis of receivables

The following analysis was presented to the SEC in our letter dated December 23, 2010 and is discussed further in regard to the questions raised in your letter dated January 7, 2011;

	June 30, 2008 A$ million	June 30, 2009 A$ million	June 30, 2010 A$ million
Gross carrying value of the sapling sale receivable	11.9	24.9	23.4
Provision for impairment	(1.2)	(8.9)	(18.6)
Discount on non-current portion of receivable	(0.6)	(3.2)	(2.8)
Net carrying value of receivables	10.1	12.8	2.0

Current	8.6	1.3	2.0
Non-current	1.5	11.5	0
Total Carrying value	10.1	12.8	2.0

The reduction in non-current receivables from June 2009 to June 2010 is primarily as a result of the increase in provision for doubtful debts and not as a result of cash being received.

33.15. Amounts collected in the Jatropha operations are presented below

	June 30, 2008 A$ million	June 30, 2009 A$ million	June 30, 2010 A$ million
Cash collected	Nil	0.6	1.9

33.16.   Accounting and recording receivables of farmers who choose not to utilise the bank loans

We do not separately account (or disclose in our published financial statements) for the few farmers who do not elect to apply for bank loans. In effect, these receivables would be included in our overall impairment assessment and a provision raised accordingly.

33.17   Annexure C includes a copy of the contract farming agreement which addresses both these matters.